GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04030931

1 June 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

RECD S.E.C.
JUN 7 2004
1086

New GKN PLC

Dear Sirs,

SUPPL

GKN plc - Notification of Directors' Interests

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DeRitter

David Pavey
pp Assistant Company Secretary

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Enc.

dw 6/22

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN PLC		R D BROWN

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR		DIRECTOR

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR		PURCHASE OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	22,246		LESS THAN 0.01%				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 50P EACH		224.75 PENCE		28 MAY 2004		28 MAY 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	24,264		LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			DAVID PAVEY 01527 533295

25.	Name and signature of authorised company official responsible for making this notification DAVID PAVEY ASSISTANT SECRETARY Date of notification 28 MAY 2004

EXEMPTION NO.
82 - 5204